RESTATED ARTICLES OF INCORPORATION

                              OF

                  NORTHERN EMPIRE BANCSHARES

            (AS AMENDED THROUGH DECEMBER 1, 2003)

    (RESTATED ARTICLES NOT FILED WITH CALIFORNIA SECRETARY OF STATE)


ONE:      NAME

               The name of this corporation is:

               NORTHERN EMPIRE BANCSHARES

TWO:      PURPOSES

      The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE:    AGENT FOR SERVICE OF PROCESS

      The name and address in this State of the corporation's initial agent for service of process is:

               Lyman G. Lea
               Angell, Holmes & Lea
               115 Sansome Street, Suite 1400
               San Francisco, California 94104

FOUR:     TOTAL NUMBER OF SHARES AUTHORIZED (As Amended
           December 1, 2003)

      This corporation is authorized to issue two classes of shares, designated respectively "Common Stock" and "Preferred Stock" and referred to herein as either Common Stock or Common shares and Preferred Stock or Preferred shares, respectively. The number of shares of Common Stock is 40,000,000, and the number of shares of Preferred Stock is 10,000,000. Upon the amendment of this Article FOUR to read as set forth above, each outstanding share of Common Stock is divided into two shares of Common Stock.


FIVE:     RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS

      The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

SIX:      LIMITATION ON LIABILITY OF DIRECTORS (as added
           April 26, 1989)

            The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

SEVEN:    INDEMNIFICATION OF AGENTS (as added April 26, 1989)

          The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject only to the applicable limits on such excess indemnification set forth in Section 204 of the Corporations Code with respect to breach of duty to the corporation and its shareholders.